Mail Stop 4561

September 4, 2008

Peter H. Cheesbrough
Chief Financial Officer, Executive
   Vice President and Treasurer
CIBER, Inc.
5251 DTC Parkway, Suite 1400
Greenwood Village, CO 80111

> **Re:** **CIBER Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2008**
> **File No. 001-13103**

Dear Mr. Cheesbrough:

We have reviewed your response letter dated August 13, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 31, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1, Business, page 3

1. We note your response to prior comment 2 and reissue our comment in part. Item 101(c)(vii) of Regulation S-K requires that you include in your business description a discussion of the dependence of any segment upon a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on the segment. It appears that the loss of two clients that each generated in excess of 10% of your State & Local Government Solutions

segment's revenue in 2007, and together accounted for 32% of that segment's revenue, would have a material adverse affect on the segment. It appears, therefore, that the segment discussion on pages 4-5 of the business section should be expanded to discuss the nature of the dependence. In this regard, your relationships with these customers, including the material terms of any contractual relationships, should be discussed. Please advise.

Item 9A. Controls and Procedures, page 60

2.   We note your response to prior comment 6 indicating that you have included a complete definition of the term disclosure controls and procedures in the Form 10-Q for the period ended June 30, 2008. However, the effectiveness conclusion of your principal executive and financial officers continues to omit that portion of the definition referenced in our prior comment. We note that you have added a sentence following the effectiveness conclusion, which provides the portion of the definition at issue; however, you have not explicitly stated whether your principal executive and principal financial officers have concluded that your disclosure controls and procedures were effective with respect to that portion of the definition. Please therefore confirm, if true, that your officers reached their effectiveness conclusion with respect to the entire definition of disclosure controls and procedures as defined in Rule 13a-15(e) for the quarter ended June 30, 2008 and confirm that in future filings your officers will express their conclusions with respect to the effectiveness of your disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e).

Exhibits 31.1 and 31.2

3.   We note your response to prior comment 8 stating that you have used the language specified in Item 601(b)(31) of Regulation S-K in your Quarterly Report on Form 10-Q for the period ended June 30, 2008. However, we note that paragraph 4(d) of the certifications varies from the language of Item 601(b)(31) of Regulation S-K. The certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. Please provide us with a confirmation that you will conform your disclosures in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and

Peter H. Cheesbrough
CIBER, Inc.
September 4, 2008
Page 3

provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

You may contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Maryse
Mills-Apenteng, at (202) 551-3457 if you have any questions regarding the above
comments and related matters. Please address questions regarding other matters to Jason
Niethamer, Staff Accountant, at (202) 551-3855, or Christine Davis, Assistant Chief
Accountant, at (202) 551-3408. If you need further assistance, you may contact me at
(202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief